

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Mr. Brian S. Block
Executive Vice President and Chief Financial Officer
American Realty Capital Daily Net Asset Value Trust, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

> **Re: American Realty Capital Daily Net Asset Value Trust, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 6, 2013**
> **File No. 333-169821**

Dear Mr. Block:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief